SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

American Wagering, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01

(Title of Class of Securities)

030405104

(CUSIP Number)

Don R. Kornstein

Managing Member

Alpine Advisors, LLC

825 Lakeshore Blvd

Incline Village, NV 89451

(775) 831-3228

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030405104

1.	Names of Reporting Persons Alpine Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 600,00

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 600,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.68%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 030405104

1.	Names of Reporting Persons. Don R. Kornstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NV

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000

	8.	Shared Voting Power 600,000

	9.	Sole Dispositive Power 250,000

	10.	Shared Dispositive Power 600,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 850,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.47%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 030405104

Item 1.            Security and Issuer.

This Schedule 13D relates to Common Stock, par value $.01 (the “Common Stock”) of American Wagering, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 675 Grier Dr., Las Vegas, NV 89119.

Item 2.            Identity and Background.

(a), (b), (c) and (f)

This Schedule 13D is filed by Alpine Advisors LLC (“Alpine”) and Don R. Kornstein (“Kornstein”) (each a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Person Alpine is a limited liability company organized under the laws of the State of Nevada.  The Managing Member of Alpine is Reporting Person Kornstein.  By and through Alpine, the principal business of the Reporting Persons is providing consulting services to companies seeking strategic investment advice. The principal business address of the Reporting Persons is 825 Lakeshore Blvd, Incline Village, NV 89451

(d) and (e)

During the last five years, neither of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

Pursuant to the Warrant Agreement (the “Warrant Agreement”), by and between the Issuer and the Reporting Persons, on June 11, 2010, the Issuer issued to the Reporting Persons a warrant to purchase 600,000 shares of  common stock with an exercise price of $.22 per share (the “Warrant”).  The Reporting Persons acquired the Warrant as partial consideration for making a loan of $195,000 to Issuer with cash on hand of the Reporting Persons.

Item 4.            Purpose of Transaction.

The Reporting Persons have acquired the shares for personal investment purposes.  Pursuant to the Warrant Agreement, the Reporting Persons will have the right to observe the Board of Directors and to designate individuals to serve on the Board of Directors of the Issuer, subject to certain conditions.

Except as set forth in this Schedule 13D, the Reporting Persons presently have no additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons, however, reserve the right to adopt such plans or proposals, subject to applicable regulatory requirements

CUSIP No. 030405104

Item 5.            Interest in Securities of the Issuer.

(a)            As of June 11, 2010, the Reporting Persons may be deemed to beneficially own the following:

•      A Warrant to purchase 600,00 shares of common stock of the Issuer with an exercise price equal to $.22 per share, the number of shares and exercise price each subject to adjustment as set forth in the Warrant.

•      250,000 shares of unregistered, restricted common stock of the Issuer, par value $.01

As of June 11, 2010, Alpine may be deemed to beneficially own approximately 600,000 shares of common stock representing approximately 6.68% of the issued and outstanding shares of common stock of the Issuer.  Kornstein may be deemed to beneficially own approximately 850,000 shares of common stock representing approximately 9.47% of the issued and outstanding shares of common stock of the Issuer.  These figures are based upon a total of 8,379,879 outstanding shares of common stock, outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 7, 2010.  Apart from the common stock, no shares of any other series of the Issuer’s common stock are outstanding.

(b)           The Reporting Persons have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the Warrant and shares of common stock issued or issuable upon exercise of the Warrant reported in Item 5(a).  Kornstein has sole power to vote or to direct the vote and to dispose or to direct the disposition of the 250,000 shares of common stock reported in Item 5(a).

(c)           Except as set forth or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated by reference herein, the Reporting Persons have not effected any transaction related to the common stock during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Warrant.

(e)           Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the transactions described in this Schedule 13D, the Reporting Persons entered into a secured promissory note in the principal amount of $195,000 (the “Note”) with Issuer.  As partial consideration of the Note, the Issuer issued a warrant, dated June 11, 2010 (the “Warrant”) to the Reporting Persons for the purchase of 600,000 shares of the Issuer’s common stock with an exercise price of $0.22 per share.  The Warrant was issued in reliance on Section 4(2) and Regulation D of the Securities Act of 1933, as amended.  On June 21, 2010, the Warrant was amended and restated in its entirety to provided the Reporting Persons with observation rights and board of director election rights, subject to the terms and conditions of the Amended and Restated Warrant Agreement.

Subject to adjustment as provided in the Warrant, the holder of the Warrant will be entitled to acquire from the Issuer, in whole or in part, up to an aggregate of 600,000 fully paid and non-assessable shares of  the Issuer’s common stock.  The Warrant is exercisable, in whole or in part by the holder, at any time until 5:00 p.m., Pacific Standard Time, June 11, 2015.  Such adjustments include, tag-along and drag-along rights, anti-dilution protection should the Issuer  (1) declare a dividend or make a distribution of Common Stock payable in shares of Common Stock, (2) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (3) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (4) issue any shares of capital stock of the Company by reclassification or capital reorganization of its shares of Common Stock or exercise price adjustment should the Issuer complete a financing transaction that includes convertible debt or equity securities, or warrants or options for equity securities, at a strike price that is less than $.22, and a most favored nations provisions if the Company grants any person any rights with respect to the registration of any shares of equity securities of the Company or any securities convertible or exercisable into shares of any equity securities of the Company that are more favorable to such person than the rights of the Holder set forth in this Warrant, then the Company shall grant to the Holder the same rights granted to such other person.

CUSIP No. 030405104

The Issuer also granted to the Reporting Persons demand registration rights on or after June 11, 2012 and piggy-back registration rights with respect to the Company’s common stock issued or issuable to the Reporting Persons with respect to the Warrant.

The Note and Warrant Agreement and the Amended and Restated Warrant Agreement is attached hereto as Exhibits 1, 2 and 3 respectively and incorporated herein by reference.

Pursuant to the Engagement Agreement (the “Engagement Agreement”), by and between the Issuer and Alpine on March 12, 2010, the Issuer issued to the Kornstein, on behalf of Alpine, 250,000 shares of unregistered, restricted common stock, with a par value of $.01, as Alpine’s initial retainer fee for providing advisory services to the Issuer for the identification of potential investors (the “Retainer Shares”).  The Retainer Shares are subject to the registration rights granted in the Warrant Agreement.

Item 7.            Material to be Filed as Exhibits.

Exhibit 1	Secured Promissory Note dated June 11, 2010, entered into by and between American Wagering, Inc. and Alpine Advisors LLC

Exhibit 2	The Warrant Agreement dated June 11, 2010, entered into by and between American Wagering, Inc. and Alpine Advisors LLC

Exhibit 3	The Amended and Restated Warrant Agreement dated June 21, 2010 entered into by and between American Wagering, Inc. and Alpine Advisors LLC

Exhibit 4

The Engagement Agreement dated March 12, 2010, entered into by and between American Wagering, Inc. and Alpine Advisors LLC, incorporated by reference to Exhibit 10.26 to Issuers Form 10-K filed on May 7, 2010.

Exhibit 5	Joint Filing Agreement, dated June 21, 2010, by and between Don R. Kornstein and Alpine Advisors LLC

CUSIP No. 030405104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 21, 2010

ALPINE ADVISORS, LLC

/s/ Don R. Kornstein
		By:	Don R. Kornstein
		Its:	Managing Member

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. 030405104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 21, 2010

DON R. KORNSTEIN

/s/ Don R. Kornstein
		By:	Don R. Kornstein

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).